File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 706

GBP500,000,000 1.250 percent Notes due December 15, 2025

Filed pursuant to Rule 3 of Regulation IA

Dated: May 9, 2019

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of GBP500,000,000 1.250 percent Notes due December 15, 2025, Series No. 706 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated May 9, 2019 (the "Terms Agreement") and the Pricing Supplement dated May 9, 2019 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	99.655%	0.063%	99.592%
Total:	GBP498,275,000.00	GBP315,000.00	GBP497,960,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 11, 2019
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

IDB
Inter-American
Development Bank

March 11, 2019

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

EXECUTION VERSION

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 706

GBP 500,000,000 1.250 percent Notes due December 15, 2025 (the "Notes")

Issue Price: 99.655 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

Barclays
Citigroup
J.P. Morgan

The date of this Pricing Supplement is May 9, 2019.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 706
GBP 500,000,000 1.250 percent Notes due December 15, 2025

SC1:4928903.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to MiFID II" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	706
2.	Aggregate Principal Amount:	GBP 500,000,000
3.	Issue Price:	GBP 498,275,000, which is 99.655 percent of the Aggregate Principal Amount
4.	Issue Date:	May 14, 2019
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 706
GBP 500,000,000 1.250 percent Notes due December 15, 2025

SC1:4928903.2

6. Authorized Denomination(s) (Condition 1(b)): GBP 100,000 and integral multiples of GBP 1,000 in excess thereof

7. Specified Currency (Condition 1(d)): Pound sterling (GBP) being the lawful currency of the United Kingdom of Great Britain and Northern Ireland

8. Specified Principal Payment Currency (Conditions 1(d) and 7(h)): GBP

9. Specified Interest Payment Currency (Conditions 1(d) and 7(h)): GBP

10. Maturity Date (Condition 6(a); Fixed Interest Rate): December 15, 2025

11. Interest Basis (Condition 5): Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date (Condition 5(III)): Issue Date (May 14, 2019)

13. Fixed Interest Rate (Condition 5(I)):

    (a) Interest Rate: 1.250 percent per annum

    (b) Fixed Rate Interest Payment Date(s): Annually in arrear on December 15 in each year, commencing on December 15, 2019, up to and including the Maturity Date, and with a short first coupon on December 15, 2019.

    Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 706
GBP 500,000,000 1.250 percent Notes due December 15, 2025

SC1:4928903.2

	(c) Initial Broken Amount:	GBP 7.36 per minimum Authorized Denomination, payable on December 15, 2019
	(d) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)
14.	Relevant Financial Center:	London and TARGET
15.	Relevant Business Days:	London and TARGET
16.	Issuer's Optional Redemption (Condition 6(e)):	No
17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
18.	Governing Law:	New York
19.	Selling Restrictions:	
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	Each of the Managers has represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 706
GBP 500,000,000 1.250 percent Notes due December 15, 2025

SCI:4928903.2

(c) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers has agreed that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.
20. Amendment to Condition 7(a)(i):	**Condition 7(a)(i)** is hereby amended by **deleting the first sentence** thereof and **replacing it** with the following: "*Payments of principal and interest in respect of Registered Notes shall be made to the person shown on the Register at the close of business on the business day before the due date for payment thereof (the "Record Date")*."

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 706
GBP 500,000,000 1.250 percent Notes due December 15, 2025

SC1.4928903.2

21. Amendment to Condition 7(h): The following shall apply to Notes any payments in respect of which are payable in a Specified Currency other than United States Dollars:

Condition 7(h) is hereby amended by **deleting the words** "*the noon buying rate in U.S. dollars in the City of New York for cable transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day*" and **replacing them with the words** "*a U.S. dollar/Specified Currency exchange rate determined by the Calculation Agent as of the second Business Day prior to such payment, or, if the Calculation Agent determines that no such exchange rate is available as of such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, the Calculation Agent shall act in good faith and in a commercially reasonable manner having taken into account all available information that it shall deem relevant*".

If applicable and so appointed, and unless otherwise defined herein, the "Calculation Agent" referred to in amended Condition 7(h) shall be the Global Agent under the Bank's Global Debt Program – namely, Citibank, N.A., London Branch, or its duly authorized successor.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 706
GBP 500,000,000 1.250 percent Notes due December 15, 2025

SCI:4928903.2

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear Bank SA/NV and Clearstream, Luxembourg
3.	Syndicated:	Yes
4.	If Syndicated:	
	(a) Liability:	Several and not joint
	(b) Managers:	Barclays Bank PLC Citigroup Global Markets Limited J.P. Morgan Securities plc
5.	Commissions and Concessions:	0.063% of the Aggregate Principal Amount
6.	Estimated Total Expenses:	None. The Managers have agreed to pay for certain expenses related to the issuance of the Notes.
7.	Codes:	
	(a) Common Code:	199112406
	(b) ISIN:	XS1991124063
8.	Identity of Managers:	Barclays Bank PLC Citigroup Global Markets Limited J.P. Morgan Securities plc

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 706
GBP 500,000,000 1.250 percent Notes due December 15, 2025

SCI:4928903.2

9. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information Regarding the Notes

1. Matters relating to MiFID II

The Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

MiFID II product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the manufacturers' product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

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PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 706
GBP 500,000,000 1.250 percent Notes due December 15, 2025

SC1:4928903.2

2.   United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

Because the Notes are denominated and payable in the British pound sterling, a United States holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in the last four paragraphs of "—Payments of Interest", in "—Purchase, Sale and Retirement of the Notes" and in "—Exchange of Amounts in Other Than U.S. Dollars" under the "United States Holders" section.

Upon the sale or retirement of the Notes, a United States holder will generally recognize gain or loss equal to the difference, if any, between the U.S. dollar amount realized by such holder, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and such holder's tax basis in the Notes. A United States holder's adjusted tax basis in the Notes generally will equal the U.S. dollar cost of the Notes to the United State holder. Such gain or loss will be capital gain or loss except to the extent attributable to changes in exchange rates. Capital gain of individual taxpayers from the sale or retirement of the Notes will generally be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year. Long-term capital gain of individual taxpayers may be eligible for reduced rates of taxation. The deductibility of capital loss is subject to significant limitations.

The Notes will be issued with a de minimis amount of discount. While a United States holder is generally not required to include such discount in income prior to the sale

SC1:4928903.2

or maturity of the Notes, United States holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include the discount on the Notes in income no later than the time upon which they include such amounts in income on their financial statements. United States holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this rule.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income, foreign currency gain and its capital gains from the disposition of Notes, unless such interest income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, because the Notes are denominated in a foreign currency, a United States holder (or a non-United States holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed under the "Tax

10

Matters" section of the Prospectus) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is U.S.$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

INTER-AMERICAN DEVELOPMENT BANK



By: _____

Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 706
GBP 500,000,000 1.250 percent Notes due December 15, 2025

SC1:4928903.2

Exhibit C

TERMS AGREEMENT NO. 706 UNDER
THE PROGRAM

May 9, 2019

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's GBP 500,000,000 1.250 percent Notes due December 15, 2025 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on May 14, 2019 (the "Settlement Date"), at an aggregate purchase price of GBP 497,960,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as

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SC1:4928907.2

of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the issue price of 99.655 percent of the principal amount (GBP 498,275,000) less an underwriting fee of 0.063 percent of the aggregate principal amount (GBP 315,000). For the avoidance of doubt, the Managers' aggregate purchase price is GBP 497,960,000.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (GBP)
Barclays Bank PLC	166,667,000
Citigroup Global Markets Limited	166,666,000
J.P. Morgan Securities plc	166,667,000

2. Payment for the Notes shall be made on the Settlement Date by Citigroup Global Markets Limited to Citibank, N.A., London office, as common depositary for Euroclear Bank SA/NV, as operator of the Euroclear System, and Clearstream Banking, S.A., for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

   a. a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   b. a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

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4.   In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Managers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

      Inter-American Development Bank
      1300 New York Avenue, N.W.
      Washington, D.C. 20577
      Attention: Finance Department
                      Cash Management and Settlements Group
      Email: FIN_CMO@iadb.org
      Telephone: 202-623-3131

FOR THE MANAGERS:

      Barclays Bank PLC
      5 The North Colonnade
      Canary Wharf
      London E14 4BB
      United Kingdom
      Attention: Debt Syndicate
      Telephone: + 44 (0) 20 7773 9098
      Facsimile: +44 (0) 20 7516 7548

      Citigroup Global Markets Limited
      Citigroup Centre
      Canada Square
      Canary Wharf
      London E14 5LB

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Attention: Debt Syndicate Desk
Tel: +44 20 7986 1842
Email: ssa.team@citi.com

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Email: Head_of_EMEA_DCMG@jpmorgan.com
Attention: Head of Debt Syndicate and Head of EMEA Debt
Capital Markets Group

6.   If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

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(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

8. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i) the effect of the exercise of Bail-in Powers by the Relevant · Resolution Authority in relation to any BRRD Liability of any of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

a. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of any of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c. the cancellation of the BRRD Liability;

d. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(ii) the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

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As used in this Terms Agreement:

"Bail-in Legislation" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"BRRD Liability" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to any of the undersigned.

9.   The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "Product Governance Rules") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(i)   each of Barclays Bank PLC, Citigroup Global Markets Limited and J.P. Morgan Securities plc (each a "Manufacturer" and together "the Manufacturers") acknowledges to the other Manufacturers that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related

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information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)   the Managers note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes,

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

10.   Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank, the Bank (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Managers are or may be a Covered Entity; and (c) acknowledges, accepts, and agrees that:

(i)   in the event that any Manager is a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Manager of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

(ii)   in the event that any Manager is a Covered Entity or a Covered Affiliate of such Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Manager are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its

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employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS BANK PLC

By: _____

Name: GIOVANNA TRUCCO

Title: DIRECTOR

CITIGROUP GLOBAL MARKETS LIMITED

By: _____

Name:

Title:

J.P. MORGAN SECURITIES PLC

By: _____

Name:

Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Gustavo Alberto De Rosa

Title: Chief Financial Officer and
General Manager, Finance Department

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original. but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS BANK PLC

By: _____
      Name:
      Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
      Name:
      Title: Camille McGleenan
               Delegated Signatory

J.P. MORGAN SECURITIES PLC

By: _____
      Name:
      Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____
      Name: Gustavo Alberto De Rosa
      Title: Chief Financial Officer and
                 General Manager. Finance Department

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS BANK PLC

By: _____
     Name:
     Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
     Name:
     Title:

J.P. MORGAN SECURITIES PLC

By: S. _____
     Name: S. LOJEDEE
     Title: EXECUTIVE DIRECTOR

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:
     Name: Gustavo Alberto De Rosa
     Title: Chief Financial Officer and
               General Manager, Finance Department

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS BANK PLC

By: _____
     Name:
     Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
     Name:
     Title:

J.P. MORGAN SECURITIES PLC

By: _____
     Name:
     Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____
     Name: Gustavo Alberto De Rosa
     Title: Chief Financial Officer and
             General Manager, Finance Department